

February 22, 2021

Adam Sokoloff
Chief Executive Officer
USHG Acquisition Corp.
853 Broadway
17th Floor
New York, NY 10003

> **Re: USHG Acquisition Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed February 12, 2021**
> **File No. 333-252802**

Dear Mr. Sokoloff :

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form S-1

General

1. We note your statement on page 82 that the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, in reviewing section 9.3 of the warrant agreement, we were not able to locate this provision. Please revise your disclosure as appropriate.

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory P. Rodgers, Esq.